Exhibit 99.01

Paragon Shipping Inc. Announces Reverse Stock Split

February 29, 2016 – Athens, Greece – Paragon Shipping Inc. (NASDAQ: PRGN) (“Paragon” or the “Company”) today announced that its Amended and Restated Articles of Incorporation are being further amended to effect a reverse stock split of the Company’s issued and outstanding Class A common shares at a ratio of one new share for every 38 shares currently outstanding.

The Company anticipates that its common stock will begin trading on a split-adjusted basis when the market opens on March 1, 2016. The Company’s Class A common shares will continue to trade under the symbol “PRGN.” The common shares will also trade under a new CUSIP number Y6728Q145.

The reverse stock split will consolidate 38 shares of common stock into one share of common stock at par value of $0.001 per share. The reverse stock split will not affect any shareholder’s ownership percentage of Paragon’s common shares, except to the limited extent that the reverse stock split would result in any shareholder owning a fractional share. Fractional shares of common stock will be rounded up to the nearest whole share.

After the reverse stock split takes effect, shareholders holding physical share certificates will receive instructions from Computershare Trust Company, N.A. and Computershare Inc., the Company’s exchange agent, regarding the process for exchanging their shares.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current fleet consists of six drybulk vessels with a total carrying capacity of 297,879 dwt. In addition, Paragon Shipping’s current newbuilding contracts consist of two Ultramax and three Kamsarmax drybulk carriers with scheduled deliveries in the first quarter of 2016. The Company’s common shares and Paragon Notes trade on the NASDAQ Capital Market under the symbols “PRGN” and “PRGNL,” respectively.

For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any statements regarding the Exchange Offer and Consent Solicitation. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087